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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8-42712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J. W. Korth & Company Limited Partnership**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Centurion Drive, Suite 200
(No. and Street)

Lansing	**Michigan**	**48917**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holly MacDonald-Korth **305-668-8485**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Eisner Amper LLP
(Name - if individual, state last, first, middle name)

900 South Pine Island Road, Suite 110	**Ft. Lauderdale**	**Florida**	**33324**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Holly MacDonald-Korth, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of J. W. Korth & Company Limited Partnership, as of March 21, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Subscribed and sworn to before me this 21 day of March 2017

Notary Public



EVANGELINE ANDREWS
MY COMMISSION # GG051030
EXPIRES November 29, 2020

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016
AND FOR THE YEAR THEN ENDED



EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale FL 33324
T 954.475.3199
F 954.473.4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
J.W. Korth & Company Limited Partnership

We have audited the accompanying consolidated statement of financial condition of J.W. Korth & Company Limited Partnership and subsidiaries (the "Partnership") as of December 31, 2016. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of J.W. Korth & Company Limited Partnership and subsidiaries as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.



Fort Lauderdale, Florida
March 21, 2017

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$105,685
Deposit with clearing broker	100,000
Trading securities, at fair value	6,561,127
Accounts receivable	15,000
Accrued interest receivable	15,199
Prepaid expenses	22,203
Other current assets	8,462
Total Current Assets	6,827,676
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	12,343
OTHER ASSETS	
Deposits	8,010
Due from partners	52,254
Goodwill	110,000
Total Other Assets	170,264
TOTAL ASSETS	$7,010,283

LIABILITIES

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$129,290
Commissions payable	66,546
Securities sold, not yet purchased, at fair value	2,018,330
Due to clearing brokers	3,646,560
Due to limited preferred partners	64,900
Total Current Liabilities	5,925,626
PARTNERS' CAPITAL	
General Partners' Capital	236,588
Limited and Preferred Partners' Capital	848,069
Total Partners' Capital	1,084,657
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$7,010,283

See accompanying notes to the financial statements.

NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Partnership, K&L Funds Management, LLC, Royal Palm Income Fund, LLC, and Korth Direct Mortgage, LLC (all wholly-owned subsidiaries of the Partnership), as well as World Financial Digest, LLC, an entity in which the Partnership owns a controlling interest. The transactions and balances between the Partnership and the entities have been eliminated in consolidation.

BASIS OF ACCOUNTING

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days through the clearing broker.

All other revenues are earned as the services are provided by the Partnership to its clients.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of due from affiliate and other receivables, prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short term maturity of these instruments.

INCOME TAXES

No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Partnership's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2016, the Partnership has no material uncertain tax positions to be accounted for in the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation Techniques

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

		Fair Value Measurements at Reporting Date Using:		
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Assets:				
Trading securities				
Government Agency	$1,571,485	$ -	$ 1,571,485	$ -
Corporate bonds	4,810,635	-	4,810,635	-
Municipal bonds	1,648	-	1,648	-
Other Securities	177,359	-	177,359	-
Totals	$6,561,127	$ -	$6,561,127	$ -
Liabilities:				
Securities sold, not yet purchased				
Government Agency	$2,018,330	$ -	$ 2,018,330	$ -
Totals	$2,018,330	$ -	$ 2,018,330	$ -

NOTE 4 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. Securities sold, not yet purchased, consist of the following at December 31, 2016:

	Fair Value
Government Agency	$2,018,330

NOTE 5 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 35,562
Furniture and fixtures	39,908
	75,470
Accumulated depreciation	(63,127)
NET PROPERTY AND EQUIPMENT	$ 12,343

Depreciation expense was $4,000 for the year ended December 31, 2016.

NOTE 7 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2016, the Partnership's net capital was $219,372 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Partnership's ratio was 1.30 to 1.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Partnership had no uninsured cash balances in financial institutions.

NOTE 8 - CONCENTRATION OF CREDIT RISK (Continued)

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 9 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 10 - CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement. The Complaint alleges the Partnership charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On February 1, 2017, a FINRA panel rendered a decision on this matter and ordered the Partnership to pay $29,268 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. On the same date, the Partnership appealed the decision and this matter is pending review by FINRA.

The firm is vigorously defending itself. It believes all its transactions were executed under its internal policies and well within FINRA rules. The Firm believes that restitution to its customers will not be required.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Partnership has several preferred partners. Preferred dividends are distributed at the discretion of the General Partner. Some preferred partners have opted to defer their distributions. Amounts due to preferred partners as of December 31, 2016 were $64,900.

The Partnership has a loan receivable from one of its officers. The loan will be repaid from

NOTE 11 – RELATED PARTY TRANSACTIONS (Continued)

capital distributions in profitable years. The balance as of December 31, 2016 was $48,427 and it is included in due from partners in the accompanying statement of financial condition.

During 2016, the Partnership financed the operating expenses of World Financial Digest, LLC ("WFD"), in which the Partnership owns a 50.1% interest and exercises control. Pursuant to an operating agreement and support agreement, the non-controlling shareholders of WFD are not required to fund or repay its losses and, as such, a receivable from the non-controlling shareholders for their pro-rata share of losses has not been recognized in the accompanying statement of financial condition as of December 31, 2016.

During 2016, the Partnership paid a consulting fee of $74,888 to a subcontractor who is also minority shareholder of WFD.

J.W. KORTH & COMPANY LIMITED PARTNERSHIP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

YEAR ENDED DECEMBER 31, 2016

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT